EXHIBIT 3.25

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
GNC, LIMITED

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

     GNC, Limited, a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

     FIRST: Article FIRST of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

     FIRST: The name of the corporation is GNC Canada Limited (hereinafter the “Corporation”).

     SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 27th day of May, 2004.

GNC, LIMITED
By:	/s/ James M. Sander
	Name:	James M. Sander
	Title:	Senior Vice President, Chief Legal Officer and Secretary